UNIONBANC INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS	$ 31,292,387
MARKETABLE SECURITIES OWNED — At fair value	109,327,027
RECEIVABLE FROM CLEARING ORGANIZATION — Net	13,323,782
FEES AND COMMISSIONS RECEIVABLE	1,838,135
DUE FROM AFFILIATE	11,585
DUE FROM PARENT - Net	116,126
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net	204,400
ACCRUED INTEREST RECEIVABLE	25,202
OTHER ASSETS	815,829
TOTAL	$156,954,473

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable, accrued expenses and other liabilities	$ 4,220,844
Loan from Parent	10,000,000
Total liabilities	14,220,844
MEMBER'S EQUITY	142,733,629
TOTAL	$156,954,473

See accompanying notes to financial statements.